SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: June, 2016	Commission File Number: 001-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 — 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date:	June 7, 2016	By:	/s/ Shawn Poirier
			Name:	Shawn Poirier
			Title:	Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated June 7, 2016, Suncor Energy announces $2.5 billion bought-deal common share financing